As filed with the Securities and Exchange Commission on February 7, 2001

Registration No. 333-53944

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A. Exact name of trust:

EQUITY INVESTOR FUND
DEFINED TECHNOLOGY PORTFOLIO® 2001 SERIES A
DEFINED ASSET FUNDS

B. Name of depositor:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. Complete address of depositor's principal executive offices:

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
Defined Asset Funds
P. O. Box 9051
Princeton, NJ 08543-9051

D. Names and complete addresses of agent for service:

TERESA KONCICK, ESQ. P.O. Box 9051 Princeton, NJ 08543-9051	Copies to: NORA M. JORDAN, ESQ. 450 Lexington Avenue New York, NY 10017

E. Title of Securities Being Registered:

An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Approximate date of proposed sale to public.

As soon as practicable after the effective date of the Registration Statement.

/x/ Check box if it is proposed that this Registration Statement shall become effective upon filing on February 7, 2001, pursuant to Rule 487.

Defined Asset Funds®
Equity Investor Fund Defined Technology Portfolio® 2001 Series A (A Unit Investment Trust)
• Potential for Capital Appreciation
• Aggressive Growth Technology Stocks
Sponsor: Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Securities and Exchange Commission has not approved or disapproved these Securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated February 7, 2001.

Defined Asset Funds®

Defined Asset Funds® is America's oldest and largest family of unit investment trusts, with over $195 billion sponsored over the last 30 years. Defined Asset Funds has been a leader in unit investment trust research and product innovation. Our family of Funds helps investors work toward their financial goals with a full range of quality investments, including municipal, corporate and government bond portfolios, as well as domestic and international equity portfolios.

Defined Asset Funds offer a number of advantages:

  •
  A disciplined strategy of buying and holding with a long-term view is the cornerstone of Defined Asset Funds.
  •
  Fixed portfolio: Defined Funds follow a buy and hold investment strategy; funds are not managed and portfolio changes are limited.
  •
  Defined Portfolios: We choose the stocks and bonds in advance, so you know what you're investing in.
  •
  Professional research: Our dedicated research team seeks out stocks or bonds appropriate for a particular fund's objectives.
  •
  Ongoing supervision: We monitor each portfolio on an ongoing basis.

No matter what your investment goals, risk tolerance or time horizon, there's probably a Defined Asset Fund that suits your investment style. Your financial professional can help you select a Defined Asset Fund that works best for your investment portfolio.

"Defined Asset Funds" and "Defined Technology Portfolio" are registered trademarks of Merrill Lynch, Pierce, Fenner and Smith Incorporated.

Risk/Return Summary

1.
What is the Portfolio's Objective?
•
The objective of this Defined Fund is capital appreciation by investing for a period of about one year in a portfolio consisting of common stocks in the technology sector.

•
You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of dividend income and principal distributions, if any.
2.
What is the Portfolio's Investment Strategy?

•
The Portfolio contains 100 common stocks in the technology sector selected by the Sponsor for capital appreciation.

•
We selected Portfolio stocks by applying a quantitative model developed by Bernard V. Tew, chairman of Q.E.D. Investments, the Portfolio Consultant.

•
The Model is designed to identify those technology stocks:

—
with similar returns and dissimilar price movement (low correlation); and

—
with a strong potential for capital appreciation and to provide investment results that exceed the Merrill Lynch 100 Technology IndexSM.

•
The Merrill Lynch 100 is an equally weighted index of the 100 largest technology stocks by market capitalization and trading volume. The Portfolio consists of the same stocks, reweighted in the Portfolio in an effort to enhance investment results.

•
To implement the Strategy the Portfolio Consultant compiles the historical price data of all securities that comprise the Merrill Lynch 100.

—
Using this historical price data and incorporating risk reduction techniques, the Portfolio Consultant sets the stock weightings that the Portfolio Consultant believes will correlate with, the return of the Index.

•
The Portfolio plans to hold the stocks in the Portfolio for about one year. At the end of the year, we will liquidate the Portfolio and apply the same Strategy to select a new portfolio, if available.

•
Each Technology Portfolio is designed to be part of a longer term strategy. We believe that more consistent results are likely if the Strategy is followed for at least three to five years but you are not required to stay with the Strategy or to roll over your investment. You can sell your units any time.
3.
What technology industry sectors are represented in the Portfolio?

Based upon the principal business of each issuer and current market values, the Portfolio represents the following technology industry groups:
		Approximate Portfolio Percentage
•	Electronic Components-Semiconductors	18%
•	Telecommunication Equipment/Services	12
•	Applications Software	10
•	Internet Content/Software	8
•	Enterprise Software/Services	8
•	Computers	7
•	Computers Information/Services	6
•	Networking Products	6
•	Fiber Optics	5
•	Electronic Components/Products	4
•	E-Commerce	3
•	Business to Business E-Commerce	3
•	Computer-Integrated Systems	2
•	Computer Data Security	2
•	Office Automation & Equipment	2
•	Audio/Video Products	1
•	Entertainment Software	1
•	Memory Devices	1
•	Circuits	1
4.
What are the Significant Risks?

You can lose money by investing in the Portfolio. This can happen for various reasons, including:

•
The Portfolio is composed of aggressive growth stocks in the technology industry that are subject to extreme price volatility. Therefore, the Portfolio may be considered speculative. Investors may want to consider their risk tolerance and investment time horizon before investing in this Portfolio.

•
Investors should be aware that the Model was applied on January 31, 2001, and that the Portfolio is generally fixed; because the Merrill Lynch 100 is rebalanced annually in December, or may otherwise change, the stocks in the Portfolio will not always reflect the current Merrill Lynch 100. A subsequent application of the Model might yield different stock weightings.

Defined Portfolio

Equity Investor Fund
Defined Technology Portfolio 2001 Series A
Defined Asset Funds

Name of Issuer		Ticker Symbol	Percentage of Portfolio (1)	Price Per Share to Portfolio	Cost to Portfolio (2)

1.	ADC Telecommunications, Inc.	ADCT	1.23%	$13.6875	$3,942.00
2.	Adobe Systems, Inc.*	ADBE	0.75	44.0000	2,420.00
3.	Alcatel*†	ALA	0.74	56.5100	2,373.42
4.	Altera Corporation	ALTR	0.74	27.7500	2,358.75
5.	Amazon.com, Inc.	AMZN	1.54	15.8125	4,949.31
6.	Amdocs Limited†	DOX	1.50	74.0000	4,810.00
7.	AOL Time Warner, Inc.	AOL	0.76	48.8500	2,442.50
8.	Analog Devices, Inc.	ADI	0.74	52.4400	2,359.80
9.	Apple Computer, Inc.	AAPL	1.52	21.1250	4,858.75
10.	Applied Materials, Inc.	AMAT	0.76	45.8750	2,431.38
11.	Applied Micro Circuits Corporation	AMCC	1.49	55.0625	4,790.44
12.	Ariba, Inc.	ARBA	0.49	31.7500	1,555.75
13.	ASM Lithography Holding N.V.†	ASML	1.51	25.0000	4,850.00
14.	BEA Systems, Inc.	BEAS	1.53	62.8750	4,904.25
15.	BMC Software, Inc.	BMCS	1.48	28.9375	4,745.75
16.	Broadcom Corporation	BRCM	0.72	92.5000	2,312.50
17.	BroadVision, Inc.	BVSN	1.51	12.6875	4,846.63
18.	Brocade Communications Systems, Inc.	BRCD	0.44	83.7500	1,423.75
19.	Cadence Design Systems, Inc.	CDN	1.51	28.6500	4,841.85
20.	Check Point Software Technologies Limited†	CHKP	1.47	147.6250	4,724.00
21.	CIENA Corporation	CIEN	1.50	82.6875	4,795.88
22.	Cisco Systems, Inc.	CSCO	0.76	35.7500	2,431.00
23.	Citrix Systems, Inc.	CTXS	1.46	31.5625	4,671.25
24.	Commerce One, Inc.	CMRC	0.81	28.3750	2,610.50
25.	Compaq Computer Corporation*	CPQ	0.75	24.5800	2,408.84

(1)	Based on Cost to Portfolio.
(2)	Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on February 6, 2001, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.
†	The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
*	Only these stocks currently pay dividends.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different stocks from those described above.

Defined Portfolio

Equity Investor Fund
Defined Technology Portfolio 2001 Series A
Defined Asset Funds

Name of Issuer		Ticker Symbol	Percentage of Portfolio (1)	Price Per Share to Portfolio	Cost to Portfolio (2)

26.	Computer Associates International, Inc.*	CA	1.52%	$34.9800	$4,862.22
27.	Computer Sciences Corporation	CSC	1.49	59.0600	4,783.86
28.	Comverse Technology, Inc.	CMVT	0.73	105.7500	2,326.50
29.	Conexant Systems, Inc.	CNXT	0.68	17.0625	2,166.94
30.	Corning, Inc.*	GLW	0.74	49.7500	2,388.00
31.	Corvis Corporation	CORV	0.57	17.6875	1,821.81
32.	Dell Computer Corporation	DELL	0.75	26.8750	2,418.75
33.	eBay, Inc.	EBAY	1.40	46.8750	4,500.00
34.	Electronic Arts, Inc.	ERTS	1.51	47.8125	4,829.06
35.	Electronic Data Systems Corporation*	EDS	1.52	58.5500	4,859.65
36.	EMC Corporation	EMC	0.74	70.0000	2,380.00
37.	Exodus Communications, Inc.	EXDS	0.92	19.4375	2,954.50
38.	Extreme Networks, Inc.	EXTR	0.60	36.1250	1,914.63
39.	Finisar Corporation	FNSR	1.03	32.5000	3,315.00
40.	Flextronics International Ltd.†	FLEX	0.77	36.8750	2,470.63
41.	Foundry Networks, Inc.	FDRY	0.49	19.5000	1,560.00
42.	Gateway, Inc.	GTW	1.51	20.7500	4,834.75
43.	Handspring, Inc.	HAND	0.88	41.5000	2,822.00
44.	Hewlett-Packard Company*	HWP	0.76	36.8000	2,428.80
45.	i2 Technologies, Inc.	ITWO	1.49	51.5000	4,789.50
46.	Infosys Technologies Limited*†	INFY	1.00	115.0000	3,220.00
47.	Inktomi Corporation	INKT	0.44	13.6250	1,403.38
48.	Intel Corporation*	INTC	0.75	35.4375	2,409.75
49.	International Business Machines Corporation*	IBM	0.75	114.1900	2,397.99
50.	Intuit, Inc.	INTU	1.53	43.6875	4,893.00

The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
†	The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
*	Only these stocks currently pay dividends.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different stocks from those described above.

Defined Portfolio

Equity Investor Fund
Defined Technology Portfolio 2001 Series A
Defined Asset Funds

Name of Issuer		Ticker Symbol	Percentage of Portfolio (1)	Price Per Share to Portfolio	Cost to Portfolio (2)

51.	Jabil Circuit, Inc.	JBL	0.76%	$33.6500	$2,422.80
52.	JDS Uniphase Corporation	JDSU	0.74	51.8125	2,383.38
53.	Juniper Networks, Inc.	JNPR	0.67	102.1875	2,145.94
54.	KLA-Tencor Corporation	KLAC	0.75	39.8125	2,388.75
55.	Lexmark International, Inc.	LXK	1.54	55.3500	4,926.15
56.	Linear Technology Corporation*	LLTC	0.74	57.6875	2,365.19
57.	LSI Logic Corporation	LSI	1.18	21.7000	3,797.50
58.	Lucent Technologies, Inc.*	LU	0.75	17.8600	2,411.10
59.	Maxim Integrated Products, Inc.	MXIM	0.74	57.9375	2,375.44
60.	Mercury Interactive Corporation	MERQ	1.52	82.7500	4,882.25
61.	Micron Technology, Inc.	MU	1.50	39.7200	4,806.12
62.	Microsoft Corporation	MSFT	0.74	62.5625	2,377.38
63.	Molex, Inc.*	MOLX	0.75	41.5625	2,410.63
64.	Motorola, Inc.*	MOT	0.75	20.8500	2,397.75
65.	Network Appliance, Inc.	NTAP	1.48	44.8750	4,756.75
66.	Nokia Oyj*†	NOK	0.74	33.1200	2,384.64
67.	Nortel Networks Corporation*†	NT	0.74	35.5100	2,379.17
68.	ONI Systems Corporation	ONIS	0.95	50.9375	3,056.25
69.	Openwave Systems, Inc.	OPWV	1.03	64.5625	3,292.69
70.	Oracle Corporation	ORCL	0.74	27.6250	2,375.75
71.	Palm, Inc.	PALM	0.54	22.0000	1,738.00
72.	PeopleSoft, Inc.	PSFT	1.52	40.5625	4,867.50
73.	Philips Electronics N.V.*†	PHG	0.75	35.0000	2,415.00
74.	PMC-Sierra, Inc.	PMCS	0.75	66.5625	2,396.25
75.	QLogic Corporation	QLGC	1.48	80.0000	4,720.00

(1)	Based on Cost to Portfolio.
(2)	Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on February 6, 2001, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.
†	The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
*	Only these stocks currently pay dividends.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different stocks from those described above.

Defined Portfolio

Equity Investor Fund
Defined Technology Portfolio 2001 Series A
Defined Asset Funds

Name of Issuer		Ticker Symbol	Percentage of Portfolio (1)	Price Per Share to Portfolio	Cost to Portfolio (2)

76.	QUALCOMM, Inc.	QCOM	1.50%	$82.9375	$4,810.38
77.	Rational Software Corporation	RATL	1.53	48.6875	4,917.44
78.	Redback Networks, Inc.	RBAK	0.52	42.6875	1,664.81
79.	Sanmina Corporation	SANM	0.76	38.1250	2,440.00
80.	SAP AG*†	SAP	0.75	45.3600	2,404.08
81.	Siebel Systems, Inc.	SEBL	0.75	66.2500	2,385.00
82.	Solectron Corporation	SLR	0.75	36.4000	2,402.40
83.	Sony Corporation*†	SNE	1.51	71.3400	4,851.12
84.	STMicroelectronics N.V.*†	STM	0.75	44.1000	2,381.40
85.	Sun Microsystems, Inc.	SUNW	0.75	27.8125	2,391.88
86.	SunGard Data Systems, Inc.	SDS	1.52	49.0600	4,856.94
87.	Sycamore Networks, Inc.	SCMR	0.61	27.0000	1,971.00
88.	Taiwan Semiconductor Manufacturing Company Limited†	TSM	0.75	20.5800	2,407.86
89.	Telefonaktiebolaget LM Ericsson AB*†	ERICY	0.74	10.9375	2,362.50
90.	Tellabs, Inc.	TLAB	1.51	64.3750	4,828.13
91.	Teradyne, Inc.	TER	0.73	37.9000	2,349.80
92.	Texas Instruments, Inc.*	TXN	0.74	41.0100	2,378.58
93.	TIBCO Software, Inc.	TIBX	0.58	38.1875	1,871.19
94.	Unisys Corporation	UIS	1.53	17.0600	4,913.28
95.	VeriSign, Inc.	VRSN	0.71	68.8125	2,270.81
96.	VERITAS Software Corporation	VRTS	0.75	86.1250	2,411.50
97.	Vignette Corporation	VIGN	0.37	7.0625	1,172.38
98.	Vitesse Semiconductor Corporation	VTSS	1.50	64.2500	4,818.75
99.	Xilinx, Inc.	XLNX	0.73	50.5000	2,323.00
100.	Yahoo! Inc.	YHOO	1.53	36.3750	4,874.25

			100.00%		$320,539.88

The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
†	The issuer is a foreign corporation; dividends, if any, may be subject to withholding taxes.
*	Only these stocks currently pay dividends.

            Please note that if this prospectus is used as a preliminary prospectus for a future fund in this Series, the Portfolio will contain different stocks from those described above.

Risk/Return Summary (Continued)

•
Dividend rates on the stocks or share prices may decline during the life of the Portfolio.

•
Because the Portfolio is concentrated in stocks in the technology industry, adverse developments in this industry may affect the value of your units.

•
The Portfolio may continue to purchase or hold the stocks originally selected even though their market value may have changed or they may no longer be in the Merrill Lynch 100.

•
The Portfolio does not reflect any investment recommendations of the Sponsor, and any one or more of the stocks in the Portfolio may, from time to time, be subject to sell recommendations from the Sponsor.
5.
Is this Portfolio Appropriate for You?

Yes, if you want capital appreciation. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in equity securities of different issuers. Because all of the Portfolio stocks are concentrated in the technology sector, this Portfolio is not designed to be a complete equity investment program.

The Portfolio is not appropriate for you if you are unwilling to take the additional risk involved with an aggressive growth equity investment. It is also not appropriate for you if you are seeking preservation of capital or current income.
6.
How has the Technology Portfolio performed in the past?

The following table shows the actual annualized pre-tax return to investors who bought prior Technology Portfolios starting in 1998. The return assumes that investors reinvested all dividends and paid the maximum sales fees. The return figure reflects performance through December 31, 2000. Of course past performance is no indication of future results.
	Cumulative Performance through 12/31/00
Series	Starting Date	Annualized Return
E*	8/25/98	26.80%
A†	1/14/99	9.44%
C‡	5/5/99	8.52%
		Latest Completed Portfolio
Series	Term	Annualized Return
E*	8/30/99-10/04/2000	55.78%
A†	1/14/99-2/16/00	94.83%
C‡	5/05/99-6/06/00	81.46%

* This Portfolio was originally Series 1 and rolled into Series 99C on August 30, 1999, and Series E on September 7, 2000.
† This Portfolio was originally Series 2 and rolled into Series A on January 24, 2000.
‡ This Portfolio was originally Series 3 and rolled into Series C on May 10, 2000.
7.
What are the Portfolio's Fees and Expenses?

    Unitholder Fees

As a percentage of amount invested
Creation and Development Fee (.25% of nav, max. of .30% of your initial investment)	.30% max.*
Sales Charges	2.50% max.**

Total Maximum Sales Charges (including creation and development fee)	2.80% max.

*	You will pay less than this amount unless the average net asset value (nav) of the Portfolio on the date of collection is
considerably higher than your initial investment. See below for a table with examples.

**	You will pay less than this amount if you are rolling over an investment, swapping into this fund from other Defined Asset
Funds or unit trusts, purchasing through certain fee-based
accounts or eligible to pay a lower sales charge based on
minimum amounts invested. See page 11 for further details.
Estimated Organization Costs per 1,000 units (deducted from Portfolio assets at the close of the initial offering period)	$1.12

Estimated Annual Operating Expenses

This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.
	As a % of Net Assets	Amount Per 1,000 Units
Trustee's Fee	.085%	$0.84
Portfolio Supervision, Bookkeeping and Administrative Fees	.071%	$0.70
Consultant's Fee	.096%	$0.95
Other Operating Expenses	.019%	$0.19

Total	.271%	$2.68

   Example

This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.

The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:
1 Year	3 Years	5 Years	10 Years
$321	$781	$1,267	$2,608

   Creation and Development Fee

The Creation and Development Fee is a charge of .25% collected at the end of the offering period which is generally 90 days. It compensates the Sponsors for the creation and development of the Portfolio and is computed based on the Portfolio's average daily net asset value through the date of collection.

No portion of the Creation and Development Fee is applied to the payment of costs associated with marketing and distributing the Portfolio.

The Creation and Development Fee may be more or less than .25% of your initial investmentdepending on the average net asset value on the date of collection. In no event, however, will you pay more than .30% of your initial investment.

The following table shows how the Creation and Development Fee as a percentage of your initial investment may vary as average net asset value changes.
If your initial investment was	and average daily net asset value on the date of collection is	your C & D Fee as a percentage of your initial investment would be
$1000	$1200	.30%	*
$1000	$1000	.25%
$1000	$800.20%

*	This represents the maximum Creation and Development Fee.

   Marketing and Distribution Fees

You will pay an initial sales fee of approximately 1.00%. In addition, ten monthly deferred sales charges of $1.50 per 1,000 units ($15.00) will be deducted from the Portfolio's net asset value (May 15, 2001, June 1, 2001 and thereafter on the first day of every month through February 1, 2002).

The sales fee covers the costs associated with marketing and distributing the Portfolio.
8.
Is the Portfolio Managed?

Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsor monitors the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsor is not likely to do so.
9.
How do I Buy Units?

The minimum investment is $250.

You can buy units from the Sponsor and other broker-dealers. Some banks may offer units for sale through special arrangements with the Sponsor, although certain legal restrictions may apply.
Unit Price per 1,000 Units (as of February 6, 2001)	$999.91
Unit price is based on the net asset value of the Portfolio plus the up-front sales fee.

Unit price also includes the estimated organization costs shown on Page 4, to which no sales fee has been applied.

The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.

10.
How do I Sell Units?

You may sell your units at any time to the Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.
11.
How are Distributions Made and Taxed?

The Portfolio currently plans to distribute any dividend income on the 25th of June and November if you own units on the 10th of those months. However, if the distribution would be less than $1.00 per 1,000 units, the income will be distributed on the next scheduled distribution date or termination. For tax purposes, you will be considered to have received all the dividends paid on your pro rata portion of each security in the Portfolio when those dividends are received by the Portfolio regardless of whether you reinvest your dividends in the Portfolio and regardless of the fact that a portion of the dividend payments may be used to pay expenses of the Portfolio. Foreign investors' shares of dividends will generally be subject to withholding taxes.
12.
What Other Services are Available?

    Reinvestment

You may choose to reinvest your distributions into additional units of the Portfolio. Unless you choose reinvestment, you will receive your distributions in cash.

    Exchange Privileges

You may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Portfolio from certain other Defined Asset Funds and unit trusts.

What You Can Expect From Your Investment

Income

There are two scheduled dividend distribution dates during the life of the Portfolio. However, if on any distribution date the income in the fund is less than $1.00 per 1,000 units, the income will be distributed on the next scheduled distribution date or termination. There can be no assurance that any dividends will be declared or paid.

Records and Reports

You will receive:

•
a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;
•
a final report on Portfolio activity; and
•
tax information. This will also be sent to the IRS. You must report the amount of income received. Please contact your tax adviser in this regard.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

The Risks You Face

Concentration Risk

When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be "concentrated" in that industry, which makes the Portfolio less diversified.

Here is what you should know about the Portfolio's concentration in technology stocks. Technology stocks tend to be relatively volatile as compared to other types of investments. These kinds of companies:

  •
  are rapidly developing and highly competitive, both domestically and internationally;
  •
  may be smaller and less seasoned companies with limited product lines, markets or financial resources and limited management or marketing personnel; and
  •
  are affected by:
    —
    worldwide scientific and technological developments (and resulting product obsolescence);
    —
    government regulation;
    —
    increase in material or labor costs;
    —
    changes in distribution channels; and
    —
    the need to manage inventory levels in line with product demand.

Other risk factors include:

  •
  short product life cycles;
  •
  aggressive pricing and reduced profit margins;
  •
  dramatic and often unpredictable changes in growth rates;
  •
  frequent new product introduction and the need to enhance existing products; and
  •
  intense competition from large established companies and potential competition from small start up companies.

Technology companies are also dependent to a substantial degree upon skilled professional and technical personnel and there is considerable competition for the services of qualified personnel in the industry.

Litigation and Legislation Risks

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.

Future tax legislation could affect the value of the Portfolio by:

  •
  reducing the dividends-received deduction or
  •
  increasing the corporate tax rate resulting in less money available for dividend payments.

Selling or Exchanging Units

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

  •
  adding the value of the Portfolio Securities, cash and any other Portfolio assets;
  •
  subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and
  •
  dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.

Sponsor's Secondary Market

While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 30 years, but we could discontinue it without prior notice for any business reason.

Selling Units to the Trustee

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling we will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $500,000, you may choose to receive your distribution "in-kind." If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:

  •
  if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
  •
  if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and
  •
  for any other period permitted by SEC order.

Rollover/Exchange Option

When this Portfolio is about to terminate, you may have the option to roll your proceeds into a new Technology Portfolio if one is available.

If you hold your units in a currently taxable account and notify your financial adviser by March 14, 2002 your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Technology Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution (or, if you are eligible and you so choose, an in-kind distribution) after the Portfolio terminates.

If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Defined Technology Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Defined Technology Portfolio.

The Portfolio will terminate by April 18, 2002. However, the Sponsor may extend the termination date for a period no longer than 30 days without notice to Unitholders. You may, by written notice to the Trustee at least ten business days prior to termination, elect to receive an in-kind distribution of your pro rata share of the Securities remaining in the Portfolio at that time (net of your share of expenses). Of course, you can sell your Units at any time prior to termination.

If you continue to hold your units, you may exchange units of this Portfolio any time before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds and unit trusts. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.

We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

How The Fund Works

Pricing

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

  •
  cost of initial preparation of legal documents;
  •
  federal and state registration fees;
  •
  initial fees and expenses of the Trustee;
  •
  initial audit; and
  •
  legal expenses and other out-of-pocket expenses.

The deferred sales fee is generally a charge of $1.50 per 1,000 units and is accrued in ten installments. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution. (This deduction will be waived in the event of the death or disability, as defined in the Internal Revenue Code of 1986, of an investor). The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

Evaluations

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

Income

•
The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.
•
Each unit receives an equal share of distributions of dividend income net of estimated expenses. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

Expenses

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

  •
  for extraordinary services and costs of indemnifying the Trustee and the Sponsor;
  •
  costs of actions taken to protect the Portfolio and other legal fees and expenses;
  •
  expenses for keeping the Portfolio's registration statement current; and
  •
  Portfolio termination expenses and any governmental charges.

The Sponsor is currently reimbursed up to 70¢ per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsor.

The Sponsor will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.

You will pay an initial sales fee of approximately 1.00% (based on a unit price of $1,000 per 1,000 units), and a deferred sales fee of $15.00 per 1,000 units (an aggregate sales fee of 2.50%, not including the creation and development fee). If you are an employee of one of the sponsors of Defined Asset Funds, you will pay only the deferred sales fee; the initial sales fee will be waived. If you hold units in certain eligible accounts offered by one of the Sponsors, you will pay no initial or deferred sales fee. If you invest $50,000 or more, you will receive a reduction in the initial sales fee as indicated below.

If you invest:	Your initial sales fee will be*:	Your deferred sales fee per 1,000 units will be:
Less than $50,000	1.00%	$15.00
$50,000 to $99,000	0.75%	$15.00
$100,000 to $249,000	0.25%	$15.00
$250,000 to $999,999	0.00%	$15.00

*These percentages are based on a unit price of $1,000 per 1,000 units. These percentages will vary as the unit price changes.

If you invest $1,000,000 or more, you will pay an aggregate sales fee of 0.75% (based on a unit price of $1,000 per 1,000 units). You will not pay an initial sales fee, and you will be credited with additional units which will effectively reduce your deferred sales fee.

The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Portfolio Consultant will continue to monitor the Portfolio and will periodically report its findings and recommendations, if any, to the Sponsor. The Consultant receives a fee for these activities.

The Sponsor will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

Portfolio Changes

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer for sale units that we acquire in the secondary market after reviewing:

  •
  diversity of the Portfolio;
  •
  size of the Portfolio relative to its original size;
  •
  ratio of Portfolio expenses to income; and
  •
  cost of maintaining a current prospectus.

If the Portfolio is buying or selling a stock actively traded on a national securities exchange or certain foreign exchanges, it may buy from or sell to another Defined Asset Fund at the stock's closing sale price (without any brokerage commissions).

Portfolio Termination

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. Unless you choose to receive an in-kind distribution of securities, we will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

No Certificates

All investors are required to hold their Units in uncertificated form and in "street name" by their broker, dealer or financial institution at the Depository Trust Company.

Trust Indenture

The Portfolio is a "unit investment trust" governed by a Trust Indenture, a contract between the Sponsor and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee.

The following summarizes certain provisions of the Indenture.

The Sponsor and the Trustee may amend the Indenture without your consent:

  •
  to cure ambiguities;
  •
  to correct or supplement any defective or inconsistent provision;
  •
  to make any amendment required by any governmental agency; or
  •
  to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsor. The Sponsor may remove the Trustee without your consent if:

  •
  it fails to perform its duties;
  •
  it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or
  •
  the Sponsor determines that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsor without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

If the Sponsor fails to perform its duties or becomes bankrupt the Trustee may:

  •
  remove it and appoint a replacement Sponsor;
  •
  liquidate the Portfolio; or
  •
  continue to act as Trustee without a Sponsor.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsor.

Legal Opinion

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

Auditors

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent auditors, audited the Statement of Condition included in this prospectus.

Sponsor:

Merrill Lynch, Pierce, Fenner & Smith Incorporated (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.) P.O. Box 9051,
Princeton, NJ 08543-9051

The Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer the Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

Trustee

The Chase Manhattan Bank, Unit Trust Department, 4 New York Plaza—6th Floor,

New York, New York 10004, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

Underwriter's and Sponsor's Profits

Underwriters receive sales charges when they sell units. Any cash made available by you to the Sponsor before the settlement date for those units may be used in the Sponsor's businesses to the extent permitted by federal law and may benefit the Sponsor.

The Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

The Sponsor will receive a Creation and Development Fee of .25% of the Portfolio's average daily net asset value through the date of collection. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Portfolio, including determination of the Portfolio's objective and policies and portfolio composition and size, selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts.

During the initial offering period, the Sponsor may realize profits or sustain losses on units they hold due to fluctuations in the price per unit. The Sponsor experienced a loss of $147.70 on the initial date of deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales charges and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys units and the prices at which it resells or redeems them.

Public Distribution

During the initial offering period, units will be distributed to the public by the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year.

Amount Purchased
Less than $50,000	2.00%
$50,000 to $99,999	1.80%
$100,000 to $249,999	1.45%
$250,000 to $999,999	1.25%
$1,000,000 and over	0.50%

The Sponsor does not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

Any dealer who sells an aggregate of $700 million worth of primary market units of Defined Asset Funds unit investment trusts during any calendar year may qualify as a special dealer, and will be entitled to the dealer concession stated below on units purchased during the calendar year immediately following the year in which the dealer qualified as a special dealer. The Sponsors may discontinue offering units with a special dealer concession at any time and without notice.

Amount Purchased	Special Dealer Concession as a percentage of the Public Offering Price
Less than $50,000	2.475%
$50,000 to $99,999	2.225%
$100,000 to $249,999	1.725%
$250,000 to $999,999	1.475%
$1,000,000 and over	0.725%

Code of Ethics

The Portfolio and the Sponsor have each adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on Portfolio transactions. Subject to certain conditions, the codes permit employees to invest in Portfolio securities for their own accounts. The codes are designed to prevent fraud, deception and misconduct against the Portfolio and to provide reasonable standards of conduct. These codes are on file with the Commission and you may obtain a copy by contacting the Commission at the address listed on the back cover of this prospectus.

Advertising and Sales Literature

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

Sales literature and articles may state research opinions on the economy, countries and industry sectors and include a list of funds generally appropriate for pursuing these recommendations.

Taxes

The following summarizes some of the important income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances or subject to special rules. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

General Treatment of the Fund and Your Investment

The Portfolio will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each Security in the Portfolio.

You will be considered to receive your share of any dividends paid when those dividends are received by the Portfolio. Income from dividends will be taxed at ordinary income rates. If you are a corporate investor, you may be eligible for the dividends-received deduction if you satisfy the applicable holding period and other requirements. You should consult your tax adviser in this regard.

Gain or Loss Upon Disposition

You will generally recognize a gain or loss when you dispose of your units for cash (by sale or redemption), when you exchange units for units of another Defined Asset Fund or when the Trustee disposes of the Securities in the Portfolio. You generally will not recognize a gain or loss on an "in-kind" distribution to you of your proportional share of the Portfolio Securities, whether it is in redemption of your units or upon termination of the Portfolio. Your holding period for the distributed Securities will include your holding period in your units.

If you do not hold your Portfolio in a currently non-taxable account (e.g., an IRA account), you may elect to roll over your investment in the Portfolio. If you so elect by March 14, 2002, you will recognize gain or loss only with respect to your share of those Securities that are not rolled over into the new portfolio. You will not recognize a gain or loss with respect to your share of those Securities that are rolled over, and your basis in those Securities will remain the same as before the rollover.

If you do not elect the rollover option by the above notification date, but later inform your financial professional that you want to invest in the next Defined Technology Portfolio, you will recognize gain, if any, with respect to your pro rata share of each security in this Portfolio. You will not be entitled to claim a loss in respect of any security to the extent that the same security is included in your pro rata share of the next Defined Technology Portfolio.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss from the Portfolio will be long-term if you are considered to have held your investment that produces the gain or loss for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

Your Tax Basis in the Securities

Your aggregate tax basis in units that you have purchased for cash will be equal to the cost of the units, including the sales fee. Your aggregate tax basis in units that you hold as a result of a rollover from an earlier portfolio will equal your basis in the Securities that were rolled over from the previous portfolio plus the proceeds (other than proceeds that were paid to you) from the sale of Securities from the portfolio that were not rolled over. You should not increase your basis in your units by deferred sales fees, organizational expenses or by any portion of the Creation and Development Fee. The tax reporting form and annual statements you receive will be based on the net amounts paid to you, from which these expenses will already have been deducted. Your basis in Securities distributed to you will be the same as the portion of your basis in your units that is attributable to the distributed Securities, and your holding period for distributed Securities will include your holding period in your units.

Expenses

If you are an individual who itemizes deductions, you may deduct your share of Portfolio expenses (including the appropriate portion of the Creation and Development Fee), but only to the extent that your share of the expenses, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Portfolio expenses will be limited further if your adjusted gross income exceeds a specified amount, currently $132,950 ($66,475 for a married person filing separately).

State and Local Taxes

Under the income tax laws of the State and City of New York, the Portfolio will not be taxed as a corporation, and the income of the Portfolio will be treated as the income of the investors in the same manner as for federal income tax purposes.

Foreign Investors

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to withholding tax at a rate of 30% (or a lower applicable treaty rate) on your share of dividends received by the Portfolio. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

Retirement Plans

You may wish to purchase units for an Individual Retirement Account ("IRAs") or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsor of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

Supplemental Information

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

REPORT OF INDEPENDENT AUDITORS

The Sponsor, Trustee and Holders of Equity Investor Fund, Defined Technology Portfolio 2001 Series A, Defined Asset Funds (the "Portfolio"):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of February 7, 2001. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of contracts to purchase securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of February 7, 2001 in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
New York, NY
February 7, 2001

Statement of Condition as of February 7, 2001

Trust Property

Investments—Contracts to purchase Securities(1)	$320,539.88

Total	$320,539.88

Liability and Interest of Holders
Reimbursement of Sponsor for organization expenses(2)	$362.63

Subtotal	362.63

Interest of Holders of 323,777 Units of fractional undivided interest outstanding:(3)
Cost to investors(4)	$323,747.86
Gross underwriting commissions and organization expenses(5)(2)	(3,570.61)

Subtotal	320,177.25

Total	320,539.88

(1)	Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on February 6, 2001. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by San Paolo Bank, New York Branch, in the amount of $320,687.58 and deposited with the Trustee. The amount of the letter of credit includes $320,539.88 for the purchase of securities.
(2)	A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.12 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsor will pay for this excess amount.
(3)	Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.91 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.
(4)	Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on February 6, 2001.
(5)	Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $1.50 per 1,000 Units is payable on May 15, 2001, June 1, 2001 and on the 1st day of each month through February 1, 2002. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If units are redeemed prior to February 1, 2002, the remaining portion of the distribution applicable to such units will be transferred to such account on the redemption date.

Defined Asset Funds®
Have questions ? Request the most recent free Information Supplement that gives more details about the Fund, by calling: The Chase Manhattan Bank 1-800-323-1508

Equity Investor Fund
Defined Technology Portfolio®
2001 Series A
(A Unit Investment Trust)

This Prospectus does not contain complete information about the investment company filed with the Securities and Exchange Commission in Washington, D.C. under the:
  • Securities Act of 1933 (file no. 333-53944) and
  • Investment Company Act of 1940 (file no. 811-3044).
 To obtain copies at prescribed rates—
Write: Public Reference Section of the Commission
  450 Fifth Street, N.W., Washington, D.C. 20549-6009
 Call: 1-800-SEC-0330.
 Visit: http://www.sec.gov.

No person is authorized to give any information or representations about this Fund not contained in this Prospectus or the Information Supplement, and you should not rely on any other information.

When units of this Fund are no longer available, this Prospectus may be used as a preliminary prospectus for a future series, but some of the information in this Prospectus will be changed for that series.
Units of any future series may not be sold nor may offers to buy be accepted until that series has become effective with the Securities and Exchange Commission. No units can be sold in any State where a sale would be illegal.
100814RR—2/01

PART II

Additional Information Not Included in the Prospectus

A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series—573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	8-7221

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:

Merrill Lynch, Pierce, Fenner & Smith Incorporated	13-5674085
The Chase Manhattan Bank, Trustee	13-4994650

II-1

SERIES OF EQUITY INVESTOR FUND

DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933

Series Number	SEC File Number
Equity Income Fund, "MERIT" 1987 Series (Merrill Equity Research Investment Trust)	33-10989
Equity Income Fund, Group One Overseas Index Fund, Series 1 and 2	33-05654
Equity Income Fund, Select Ten Portfolio—1995 Spring Series	33-55807
Equity Investor Fund, Focus Series Financial Portfolio	333-32179
Equity Investor Fund, Standard & Poor's Industry Turnaround Portfolio	333-39121
Equity Investor Fund, Select Ten Portfolio 1997 Series A	333-15193
Equity Investor Fund, Select Growth Portfolio	33-51985
Defined Asset Funds Municipal Insured Series	33-54565
Municipal Investment Trust Fund, Multistate Series 325	333-50907
S&P Industrial Portfolio 1998 Series H	333-64577

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement on Form S-6 comprises the following papers and documents:

    The facing sheet of Form S-6.

    The Prospectus.

    The Signatures.

    The following exhibits:

1.1	— Form of Trust Indenture (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form S-6 of Equity Income Fund, Select Growth Portfolio—1995 Series 2, Defined Asset Funds, Reg. No. 33-58535).
1.1.1	— Form of Standard Terms and Conditions of Trust Effective as of October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
1.2	— Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement under the Securities Act of 1933 of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
1.11.1	— Merrill Lynch Code of Ethics (incorporated by reference to Exhibit 1.11.1 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
1.11.2	— Equity Investor Fund Code of Ethics (incorporated by reference to Exhibit 1.11.2 to Post-Effective Amendment No. 2 to the Registration Statement of Equity Participation Series, Low Five Portfolio, Defined Asset Funds, 1933 Act File No. 333-05685).
3.1	— Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the heading "How The Fund Works—Legal Opinion" in the Prospectus.
5.1	— Consent of independent auditors.
9.1	— Information Supplement (incorporated by reference to Exhibit 9.1 to Post Effective Amendment No. 16 to the Registration Statement of Equity Investor Fund, Second Exchange Series AT&T Shares, Defined Asset Funds, 1933 Act File No. 2-87566).

SIGNATURES

    The registrant hereby identifies the series number of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

    1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    3) That it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in The City of New York and State of New York on the 7th day of February, 2001.

     Signatures appear on page R-3.

    A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
Depositor

By the following persons, who constitute a majority of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated:	Powers of Attorney have been filed under Form SE and the following 1933 Act File Number: 333-70593

    GEORGE A. SCHIEREN
    JOHN L. STEFFENS

    By JAY M. FIFE
     (As authorized signatory for Merrill Lynch, Pierce,
    Fenner & Smith Incorporated and
    Attorney-in-fact for the persons listed above)